CERTIFICATE

TO: British Columbia Securities Commission
 Alberta Securities Commission

RE: Special meeting (the "Meeting") of securityholders of EMX Royalty Corporation (the "Company") scheduled for November 4, 2025

The undersigned, Michael Winn, the duly appointed Executive Chairman and a Director of the Company, in such capacity and not in his personal capacity, hereby provides notice that the Company is relying on Section 2.20 of National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101") to abridge the time prescribed in subsections 2.2(1) and 2.5(1) of NI 54-101 and hereby certifies that the Company has arranged to:

(a) have proxy-related materials for the Meeting sent in compliance with the applicable timing requirements in sections 2.9 and 2.12 of NI 54-101; and

(b) have carried out all of the other requirements of NI 54-101, in addition to those described in subparagraph (a) above.

DATED this 2nd day of October, 2025.

 EMX ROYALTY CORPORATION

Per: signed "Michael Winn"

 Michael Winn

 Executive Chairman and Director